EXHIBIT 99.1

FreeSeas Inc. Reports Full Year 2006 Financial Results

Company Reports 13.6% Year Over Year Operating Revenue Growth

PIRAEUS, Greece, April 25, 2007 -- FreeSeas Inc. (Nasdaq: FREE; FREEW; FREEZ) (FreeSeas), a provider of seaborne transportation for dry bulk cargoes, announced today unaudited operating results for the full year ended December 31, 2006. For the year ended December 31, 2006, FreeSeas reported operating revenue growth of 13.6% to $11.73 million, compared with $10.33 million in 2005. Net loss for the year was $3.32 million, or $0.53 per share, based on 6,290,100 basic shares outstanding. Excluding non-cash compensation costs of $651,000, net loss for the year ended December 31, 2006 would have been $2.67 million, or $0.42 per basic share. In 2005, the Company reported net income of $152,000, or $0.03 per share, based on 4,574,588 basic shares outstanding. Excluding non-cash compensation costs of $180,000, net income for the year ended December 31, 2005 would have been $332,000, or $0.07 per basic share.

In January 2007, FreeSeas and its Board of Directors announced a comprehensive restructuring of the business aimed at streamlining management and positioning the Company for continued growth.

"We enter 2007 with a new operating strategy that is already providing us with measurable results," said Mr. Ion Varouxakis, Chairman of the Board, President and Chief Executive Officer. "While we ended 2006 with operating revenue growth in excess of 13%, we believe that the next several years will provide us with the foundation for future growth as we actively pursue second hand tonnage to increase the size of our fleet and further enhance our cash position."

Operating loss for the year ended December 31, 2006 was $2.28 million, compared with operating income of $1.21 million for the comparable period in 2005. Excluding the aforementioned non-cash compensation costs, operating loss for 2006 would have been $1.63 million, compared with operating income of $1.41 million for 2005. EBITDA, adjusted for certain non-cash compensation expenses, for 2006 was $3.24 million, compared with $5.31 million for 2005. A reconciliation of EBITDA to net income is provided below.

Mr. Varouxakis continued, "As we move through 2007, we are continuing to enjoy strong market fundamentals in the drybulk industry, and our recent corporate initiatives have helped position FreeSeas to take advantage of the current rate environment. As an example, the recent proposed sale of the M/V Free Fighter is expected to generate a $1.6 million capital gain for the Company in the second quarter of 2007, which we plan to leverage as we evaluate vessel acquisitions."

Mr. Varouxakis concluded, "FreeSeas will continue to execute on its new operating strategy and we look forward to updating our shareholders on our progress through increased communications."

    FREESEAS INC.
    CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
    (All amounts in tables in thousands of United States Dollars, except for share data)

                                                               For the Period
                                                                from Date of
                                                                  Inception
                              For the year      For the year  (April 23, 2004)
                                  ended            ended       to December 31,
                            December 31,2006  December 31,2005       2004

    OPERATING REVENUES           11,727            10,326           2,830
    OPERATING EXPENSES:
    Vessel operating
     expenses                    (4,483)           (3,596)           (786)
    Voyage expenses                (689)              (55)            (16)
    Depreciation expense         (4,479)           (3,553)           (872)
    Amortization of deferred
     dry-docking and special
     survey costs                  (442)             (355)           (109)
    Management fees to a
     related party                 (540)             (488)           (180)
    Commissions                    (799)             (553)           (127)
    Compensation costs             (651)             (200)              -
    General and
     administrative expenses     (1,925)             (321)            (34)
    Income from operations       (2,281)            1,205             706

    OTHER INCOME (EXPENSE):
    Finance Costs                (1,004)           (1,076)           (240)
    Interest income                  19                 8               4
    Other                           (58)               15
    Other expense                (1,043)           (1,053)           (236)

    Net (loss) income            (3,324)              152             470

    Basic (loss) earnings
     per share                   $(0.53)            $0.03           $0.10

    Diluted (loss) earnings
     per share                   $(0.53)            $0.03           $0.10
    Basic weighted average
     number of shares         6,290,100         4,574,588       4,500,000
    Diluted weighted
     average number of shares 6,290,100         4,600,444       4,500,000

    FREESEAS INC.
    CONSOLIDATED BALANCE SHEETS (UNAUDITED)
    (All amounts in tables in thousands of United States Dollars, except for share data)

                                                   December 31,
                                               2006            2005
    ASSETS
    CURRENT ASSETS
    Cash in hand and at bank                    372           3,285
    Trade receivables, net                      278             520
    Inventories                                 242              42
    Insurance claims                            485             762
    Due from related party                       40             677
    Total current assets                      1,417           5,286

    Fixed assets, net                        19,369          23,848
    Deferred charges, net                     2,300             706

    Total Assets                             23,086          29,840

    LIABILITIES AND SHAREHOLDERS' EQUITY
    CURRENT LIABILITIES:
    Bank overdraft                            2,000               -
    Accounts payable                          2,003           1,176
    Accrued liabilities                       1,515           1,540
    Unearned revenue                            179             172
    Shareholders' loans, current portion      1,218             950
    Due to related parties                        -             893
    Long-term debt, current portion           3,345           5,500
    Total current liabilities                10,260          10,231

    Long-term debt, net of current portion    4,485           7,500
    Shareholders' loans, net                  1,334           2,250
    Other liabilities                             -             154

    Total long-term liabilities               5,819           9,904

    Total Liabilities                        16,079          20,135

    Commitments and contingencies
    SHAREHOLDERS' EQUITY
    Preferred shares (5,000,000 authorized
     with par value $0.001, nil issued
     and outstanding as at 2006 and 2005)         -               -
    Common shares (40,000,000 authorized
     with par value $0.001, 6,290,100
     shares issued and outstanding at 2006
     and 2005, respectively)                      6               6
    Additional paid-in capital                9,703           9,242
    Retained earnings / (deficit)            (2,702)            622
    Deferred stock compensation                   -            (165)
    Total shareholders' equity                7,007           9,705
    Total Liabilities and Shareholders'
     Equity                                  23,086          29,840

    FREESEAS INC.
    EBITDA TO NET INCOME RECONCILIATION  (UNAUDITED)
    (All amounts in tables in thousands of United States Dollars, except for share data)

                                                   December 31,
                                               2006            2005

    EBITDA
    Net Income (Loss)                        (3,324)            152
    Interest Expense                          1,004           1,075
    Interest Income                             (19)             (8)
    Depreciation                              4,479           3,554
    Amortization                               442             355
    Non-Cash Compensation Cost                  651             180
    EBITDA                                    3,233           5,308

EBITDA Reconciliation

FreeSeas Inc. considers EBITDA to represent net earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position and because FreeSeas believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company's definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk vessels. Currently, it has a fleet of two Handysize vessels. FreeSeas' common stock and warrants trade on the NASDAQ Capital Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc. please go to our corporate website http://www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward- looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts:

    Company Contact: Ion Varouxakis
    Chief Executive Officer
    FreeSeas Inc.
    89 Akti Miaouli Street
    185 38 Piraeus, Greece
    Tel: 011-30-210-45-28-770
    Fax: 011-30-210-429-10-10
    E-Mail: info@freeseas.gr
    http://www.freeseas.gr

    Investor Relations / Financial Media:
    Thomas J. Rozycki, Jr.
    Sr. Vice President
    Cubitt Jacobs & Prosek Communications
    350 Fifth Avenue - Suite 3901
    New York, NY 10118, USA
    Tel: +1.212.279.3115 x208
    Fax: +1.212.279-3117
    E-Mail: trozycki@cjpcom.com
    http://www.cjpcom.com